UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 23, 2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2007

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

Dear Ms. Weber:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. We also have received a letter from the proponent dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

Mary Louise Weber
Assistant General Counsel

RECEIVED
2006 DEC 27 AM 9:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 10, 2006, Verizon received a letter from the Proponent containing the following proposal:

> *"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and reliability."*

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and
- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and compliance with its code of business – fall squarely within the scope of Verizon's day-to-day business operations.

Mr. Dee submitted a proposal substantially identical to the current Proposal for inclusion in Verizon's 2006 proxy materials (the "2006 Proposal"), which the Staff allowed to be excluded under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (February 20, 2006). The difference between the 2006 Proposal and the current Proposal is that the 2006 Proposal called for a Board committee to monitor "the extent to which Verizon's products and services live up to claims made for them" and "the extent to which the company lives up to its commitment to the highest standards of business conduct, " whereas the current Proposal calls for the Board committee to monitor "the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness and reliability." Since Verizon's claims as to reliability arise in the context of offering its products and services, the current Proposal, like the 2006 Proposal, basically addresses an ordinary business matter; namely, monitoring customer satisfaction. Likewise, Verizon's claims as to integrity and trustworthiness arise in the context of how Verizon conducts its business, so the current Proposal, like the 2006 Proposal, basically addresses another ordinary business matter; namely, monitoring compliance with a code of ethics or business conduct.

The Proposal requests that the Verizon Board establish a committee to monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a Company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

Monitoring customer satisfaction with services and products is a basic management function and an integral part of Verizon's day-to day business operations. Customer satisfaction assurance, which involves administration of complex business processes and systems, is beyond the reasonable scope of responsibilities of the Board of Directors. In each of Verizon's lines of business – wireline and wireless – the company's management teams oversee extensive nationwide customer service networks. Both Verizon and Verizon Wireless provide their employees with extensive ongoing training in all aspects of the business from customer service delivery to advanced technology. In addition, Verizon tracks customer perception of its service using an independent market research firm to conduct monthly surveys of 40,000 customers who have recently interacted with the wireline business. Similarly, Verizon Wireless consistently runs extensive quality checks to ensure its customer service best practices are working. For example, to ensure the reliability of Verizon Wireless' network, engineers conduct more than 750,000 voice call attempts and more than 4 million data tests quarterly on Verizon Wireless' and other national wireless carriers' networks while traveling approximately 220,000 miles of the most frequently traveled roadways nationwide in specially equipped, company-owned quality test vehicles. In addition, company executives visit Verizon Wireless Stores to evaluate the customer service experience, and similar types of quality checks are done across its call center operations.

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

Assuring compliance with legal and regulatory requirements, as well the company's internal policies, is a fundamental management function. As discussed in more detail on the company's website at http://multimedia.verizon.com/responsibility/ethics/index.aspx, Verizon has a stated goal to operate its business with the highest level of integrity and accountability and to continue to build on the trust it has earned over the years. To that end, Verizon has established an Office of Ethics and Business Conduct headed by an executive responsible for compliance. This office oversees the training and certification of all Verizon employees on the Verizon Code of Business Conduct. It also operates a confidential hotline that employees, suppliers and the public can call 24 hours a day, seven days a week, to ask questions, seek clarification or report alleged misconduct or violations of the Code. Finally, as noted below, the independent Audit and Finance Committee of the Verizon Board has oversight responsibility for this critical management function.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2007 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Verizon also believes that it may exclude the proposal under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See, also, *Nordstrom Inc.* (February 8, 1995 (proposal that company commit to code of for overseas suppliers that was substantially covered by existing company guidelines) and *The Gap, Inc.* (March 8, 1996) (same). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that its policies, practices and procedures compare favorably with the guidelines of the Proposal. The Proposal calls for the Verizon Board of Directors to establish a committee that would oversee Verizon's compliance with Verizon's Code of Business Conduct. As noted in the Audit and Finance Committee Charter which is attached hereto as Exhibit B, the Verizon Board has appointed the Audit and Finance Committee to oversee certain key management responsibilities, including compliance with legal and regulatory requirements, as well as the Verizon Code of Business Conduct. The Committee receives regular reports from management, including the General Counsel and members of his staff, as well as senior human resources and compliance executives, to assess Verizon's processes for compliance and to review any significant business conduct issues. Verizon's senior internal auditing executive also provides the Committee with regular updates regarding internal audits of Verizon's business and system of internal controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, in 2005, Verizon created a Corporate Responsibility and Workplace Culture Council to foster a culture that delivers sustainable shareholder and stakeholder value. The council is co-chaired by Verizon's Senior Vice President for Public Policy

Development and Corporate Responsibility and its Vice President for Workplace Culture, Diversity and Compliance. The council meets quarterly and includes senior managers from each of Verizon's major business segments. The council is responsible for identifying and addressing challenges associated with our corporate citizenship in key areas, including accessible-product design, broadband deployment, and supply-chain and environmental management. Ultimately, council members serve as corporate responsibility champions by helping their organizations institutionalize the Verizon values. Council leadership reports progress annually to the Corporate Governance and Public Policy Committee of the Board.

In light of the Board oversight described above, Verizon believes that the establishment of a separate "corporate responsibility committee" would be redundant to Verizon's existing governance structure and policies.

As noted above, there is no Verizon Board Committee that is specifically charged with oversight of the company's customer service function, and Verizon believes that such oversight is a fundamental management function. The Board does, however, receive regular "state of the business" reports from the executives that are responsible for each line of business. As discussed earlier, management has established extensive policies and processes for the purpose of assuring that its products and services meet customer expectations. Verizon believes that these management policies and processes, which are subject to the Board's general oversight, address the underlying concern expressed by the Proposal and, therefore, substantially implement the Proposal.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2007 proxy materials (1) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations, and (2) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (212) 831-0102.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

#74528

EXHIBIT "A"

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NEW YORK 10128
(212) 831-3191
FAX (212) 831-0102

FACSIMILE COVER LETTER

Please deliver the following pages to:

Marianne Drost, Esq.
Senior Vice President
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Total number of pages, including this cover letter: 5

Date: 11/17/2006 **To Fax #:** (908) 766-3813

Time: 9:30 PM

If you do not receive the number of pages indicated, or if any communication problem is experienced, ***please telephone (212) 831-3191 or (917) 882-8751.***

No acknowledgment was received to sendings of 11/10/06. My fax journal indicates received. Uncertain that both pages of Proposal were sent. Sending again to be certain complete Proposal is received.

RAD

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NEW YORK 10128
(212) 831-3191
FAX (212) 831-0102

FACSIMILE COVER LETTER

Please deliver the following pages to:

RECEIVED NOV 1 0 2006
(missing page 2 of proposal)

Mary Louise Weber, Esq.
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Total number of pages, including this cover letter: 5

Date: 11/10/06

To Fax #: ~~(908) 696-2067~~ 2068
both continually busy
Drost - 908-766-3813

Time: 10:30 AM

If you do not receive the number of pages indicated, or if any communication problem is experienced, ***please telephone (212) 831-3191 or (917) 882-8751.***

RICHARD A. DEE

By Fax To (908) 696-2067

November 10, 2006

Mary Louise Weber, Esq.
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Re: Stockholder Proposal - Verizon Communications Inc. - 2007 Proxy Statement

Dear Ms. Weber:

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2007 Annual Meeting of Stockholders of Verizon Communications. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being forwarded to you as it is to appear in the Proxy Statement: i.e., the order, the paragraphing, and the use of bold and italic.

I own a total of 200 shares of Verizon common stock. I have owned the shares for many years, and I shall continue to own qualifying shares through the date of the Annual Meeting. Enclosed is a broker's statement verifying my stated holdings.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosures:
2 page Proposal
Broker Statement

cc of Proposal:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE
Stockholder Proposal – 2007 Proxy Statement
Verizon Communications Inc.
Submitted November 10, 2006

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and reliability.

"Instances of massive corporate corruption continue to be reported upon and litigated, and the possibilities and consequences of similar events continue to upset investors. Concern and skepticism have contributed mightily to widespread efforts by many companies to try to assure stockholders and the public of their unquestionable integrity – and to convince stockholders that effective checks and balances have been put in place that will prevent such events from occurring and seriously damaging their interests.

"Verizon devotes a great deal of time and effort and spends an enormous amount of stockholder money attempting to convince investors and prospective investors, customers and prospects, the public, and government agencies, of its trustworthiness – and, seemingly endlessly, that Verizon is "Reliable".

"Unfortunately, Verizon's Board allows and enables company management to oversee itself on matters pertaining to Corporate Responsibility. That is a very dangerous policy – and one which flies in the face of tragic lessons recently learned by stockholders of many major publicly-owned companies.

"It is the duty and responsibility of the Board not only *to make* commitments pertaining to Corporate Governance and ethical conduct, but *to make certain that such commitments are being fulfilled* properly – at every level. The Code of Business Conduct established by Verizon's Board may be excellent conceptually, but it will not benefit stockholders unless and until the Board assures itself that the Code is being wisely and widely implemented – and is being carefully and continuously monitored by Directors who, hopefully, are independent of management.

"The truthfulness of Verizon's many claims will greatly affect its future. Customers, citizens' groups, and government agencies are challenging continually Verizon's business practices, products, and services. It is clearly in the best interests of Verizon stockholders for the Board to form a Committee of Directors that meets regularly and focuses specifically on matters pertaining to Corporate Responsibility – including, in particular, the careful monitoring of how well Verizon is living up to its Code of Business Conduct – and whether Verizon is fulfilling properly its multitude of claims.

RICHARD A. DEE
Stockholder Proposal – 2007 Proxy Statement
Verizon Communications Inc.
Submitted November 10, 2006

"I am convinced that Corporate Responsibility no longer can be treated as a sub-topic of Corporate Governance – which, as many of you know, is a long-standing area of concern of mine. Corporate Responsibility not only deserves, but requires, careful and continuous attention by Directors who are especially attuned to and convinced of its importance. Matters to be dealt with are vital, and dealing with them cannot be relegated to sideways glances by the Board or existing Committees.

"This proposal asks Verizon's Board to take an immediate and significant step to assure stockholders that it is truly committed to causing corporate deeds to live up to corporate words – and truly committed to having Verizon live up to its manifold claims of integrity, trustworthiness, and Reliability.

"Please vote FOR this Proposal.

RICHARD A. DEE

By Fax to (202) 772-9213 January 23, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Verizon Communications Inc. – 2007 Stockholder Proposal

Ladies and Gentlemen:

Verizon Communications Inc. has informed the Commission and me by letter that it intends to omit from its 2007 proxy materials a Stockholder Proposal that I submitted requesting that the Verizon Board of Directors form a Corporate Responsibility Committee. Verizon has requested that the Commission furnish it a "No Action" letter approving the intended omission of my Proposal.

This is the second consecutive year that I have submitted this Proposal to Verizon. By going along with Verizon management in 2006, by allowing it to omit my Proposal, the Commission aligned itself with those who appear to exert almost unlimited control over Verizon's affairs – regardless of the fact that Verizon's board is charged by law to act as the company's highest level of governance.

Verizon management is extremely anxious to avoid the possibility that it might be stripped of its ability to monitor and to oversee **itself** – specifically in connection with the extent to which Verizon lives up to its manifold and oft-repeated claims as to integrity, trustworthiness, and reliability.

Intent on preventing Verizon stockholders from deciding for themselves whether they want management to oversee and to evaluate itself, Verizon again hopes to make the Commission believe that Corporate Governance is "ordinary business." Which it most certainly is not. And again it hopes to make the Commission believe that what it claims to be "ordinary business"is the exclusive domain of management.

In November 1976, the Commission issued the oft-cited Exchange Act Release No. 34-12999, which, according to Verizon stated: "The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Inasmuch as Release No. 34-12999, according to Verizon, states very clearly that "the resolution of ordinary business problems" is to be confined to "management **and** the board of directors", precisely how and when did the resolution of "ordinary business" problems become strictly a management function?

In view of the foregoing, how can the Commission take seriously Verizon's contention that what my Proposal calls for is, in essence, *none of the board's business* – because it "deals with a matter relating to Verizon's ordinary business operations"?

Although I am grateful to the Commission for making clear as long ago as 1976 that the resolution of ordinary business problems was to be confined to management and the board of directors, it appears that the primary purpose of the Release was to prevent the turning of annual meetings into stockholder-participation problem-solving events.

Neither this Proposal nor any other that I have sponsored and introduced over the past 28 years has called for stockholder participation in the solution of ordinary business problems – at annual meetings or otherwise. I am surprised, therefore, that Verizon, in trying to build a case against my Proposal, has made so many irrelevant references to Commission findings in connection with calls for stockholder participation in the solution of business problems. Irrelevant, but perhaps intended to confuse the issue – which is, in essence, whether management should be allowed to monitor itself.

It must be apparent to anyone who has considered the matter seriously that "ordinary business" defies definition. It has been my observation in connection with stockholder proposals that "ordinary business" is to companies and to the SEC whatever companies claim it to be. When the Commission goes along with a company, which is almost always, new but questionable precedent can emerge.

Emboldened by what I believe to be the Commission's tendency to favor company managements over stockholders, uncertainty as to what constitutes "ordinary business" seems to encourage companies to use, whenever possible, what has become a very effective ploy in arguing against and preventing inclusion of stockholder proposals in proxy statements.

Verizon has made numerous claims that are not true, are inappropriate, and/or indicate a lack of understanding of what my Proposal calls for. For instance, Verizon claims that my "Proposal requests that the board of directors establish a committee to monitor customer satisfaction with the company's products and services." A reading of my Proposal makes it clear that I am not suggesting that the Corporate Responsibility Committee "micro-manage" anything, but, instead, that it oversee and evaluate how well management performs in areas relating to integrity, trustworthiness, and reliability

My Proposal addresses directly and strongly what I have heard referred to as "corporate character". The board should be the ultimate monitor of how well the company is living up to its code of conduct, the extent to which its products and services are living up to claims made for them, and how well the company is meeting internal and external standards of corporate citizenship.

Although Verizon's board sets goals and guidelines that are intended to shape corporate character, clearly it is the company's management, through its continual interaction with customers, stockholders, employees, the public, and government agencies that realistically determines corporate character – and perceptions thereof. In my opinion, it goes straight to corporate character that Verizon management clearly does not welcome "interference" in what it views as corporate affairs by its directors – or by long-time stockholders.

Verizon claims that much of what is called for by my Proposal has been "substantially implemented". That is not true. I am calling for a new committee with a specific focus and specific responsibilities. Verizon claims, for example, that its Audit and Finance Committee is implementing much of what I call for. It strikes me that Verizon is spreading around responsibilities that should, in view of the company's size and complexity, be concentrated. The result could be that very little related to "corporate character" is being given primary consideration by any committee or function, and very possibly existing committees and functions are experiencing "overload".

Verizon has used thousands of words to try to convince the Commission, among other things: (1) that a Corporate Responsibility Committee would be "redundant"; (2) that the oversight that I call for is being accomplished successfully even though it is being spread around; and, (3) that the "company's customer service function" (which surely must be one of the most important aspects of what is primarily a service business) is not subject to oversight by any existing board committees, but by management-administered "policies and processes" that are providing proper oversight.

The presence of a committee of directors that would focus specifically on matters that fall into the "corporate character" category could upset some members of Verizon's intrenched management who have become accustomed to having just about everything their own way. Being stripped of the power to oversee and to supervise themselves might upset management, but it would result in enormous benefits in the form of considerably increased protection of stockholder interests.

As I have indicated, Verizon, in its letter to the Commission, has recited a list of means by which the company deals with matters that go to "corporate character" – from the minor to the major – and it claims that the means employed are yielding satisfactory results. Verizon is ignoring the fact its stockholders are entitled to extremely thorough and focused oversight and reviews of matters pertaining, in particular, to integrity, trustworthiness, and reliability – oversight and reviews not by management, but by directors.

I am not suggesting that every problem related to integrity, trustworthiness, and reliability be reviewed and second-guessed by a committee of directors, but I am trying to make sure that the buck does not stop with management.

There is no excuse for fact that so many recent instances of malfeasance and corporate corruption, which resulted in huge and irreparable injuries to a great many stockholders, were caused by powerful managements that were inadequately monitored. Directors failed to carry out their fiduciary duties and responsibilities – including, most importantly, failing to prevent excessive power from being assumed by and concentrated in the hands of overly-ambitious company managements.

Verizon management is anxious to again prevent company stockholders from having an opportunity to consider my Proposal and to express their opinions as to whether they believe the Board of Directors should act to minimize the possibility of stockholder-damaging conflicts of interest that unquestionably can and do occur when corporate managements are allowed to oversee and to evaluate themselves – by overseeing and evaluating their own compliance with policies and procedures that they are implementing.

I believe this to be a new and original Corporate Governance proposal, and one that I believe is entirely justified in order to help assure all concerned that Verizon is indeed practicing what it preaches in connection with good corporate citizenship.

I hereby request that the Commission decline Verizon's request that it issue a "No Action" letter in connection with my Proposal. That would pave the way for inclusion of the Proposal in Verizon's 2007 proxy material, and enable stockholders to indicate who they want overseeing whom.

Sincerely,

Richard A. Dee

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NEW YORK 10128
(212) 831-3191
FAX (212) 831-0102

FACSIMILE COVER LETTER

Please deliver the following pages to:

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Total number of pages, including this cover letter: 4

Date: 1/25/07 **To Fax #:** (202) 772-9213

Time: 5:00 PM

If you do not receive the number of pages indicated, or if any communication problem is experienced, ***please telephone (212) 831-3191 or (917) 882-8751.***

Please acknowledge receipt.

Thanks.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END

February 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

The proposal requests the board of directors form a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END